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                                                                    Exhibit 12.1

                            TRITON PCS HOLDINGS, INC.
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)
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
                                                                                                          Nine Months Ended
                                                                         Years Ended December 31,              September 30,
                                                                  -----------------------------------    ----------------------
                                                                     1997         1998         1999         1999         2000
                                                                  ---------    ---------    ---------    ---------    ---------

Computation of Earnings:
Net loss from operations                                          $  (3,961)   $ (32,740)   $(149,360)   $ (91,267)   $(125,448)
Adjustments to earnings:
Fixed charges (as computed below)                                     1,244       35,875       59,656       43,226       54,676
Interest capitalized                                                   --         (3,405)     (12,300)     (12,940)      (7,858)
Amortization of capitalized interest                                   --           --           --           --          1,094
                                                                  ---------    ---------    ---------    ---------    ---------
Earnings as adjusted                                              $  (2,717)   $    (270)   $(102,004)   $ (60,981)   $ (77,536)
                                                                  =========    =========    =========    =========    =========

Computation of Fixed Charges and Preferred Stock Dividends:
Interest expense                                                  $   1,228    $  30,391    $  41,061    $  26,242    $  38,863
Capitalized interest                                                               3,405       12,300       12,940        7,858
Portion of rental expense which is representative of interest            16        1,107        5,157        3,291        7,007
Amortization of deferred financing costs                               --            972        1,138          753          948
                                                                  ---------    ---------    ---------    ---------    ---------
Total Fixed Charges                                                   1,244       35,875       59,656       43,226       54,676
Preferred Stock Dividends                                              --          6,853        8,725        6,409        7,306

Combined fixed charges and preferred stock dividends              $   1,244    $  42,728    $  68,381    $  49,635    $  61,982
                                                                  =========    =========    =========    =========    =========
Deficiency of earnings to cover combined fixed charges and
 preferred dividends                                              $   3,961    $  42,998    $ 170,385    $ 110,616    $ 139,518
                                                                  =========    =========    =========    =========    =========
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